================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                               GLOBIX CORPORATION

                               (Name of Applicant)

                   139 Centre Street, New York, New York 10013
                    (Address of principal executive offices)

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          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

              TITLE OF CLASS                              AMOUNT
    11% Senior Secured Notes Due 2008         Aggregate principal amount of
                                                        $182,168,449

                                 ---------------

                  Approximate date of proposed public offering:
         On, or as soon as practicable after, the Effective Date of the
             Corporation's Joint Prepackaged Plan of Reorganization

                                 ---------------

                              William Austin, Esq.
                             c/o Globix Corporation
                                 General Counsel
                                139 Centre Street
                            New York, New York 10013
                                 (212) 334-8500

With copies to:
Howard Ellin, Esq.                          Arnold N. Bressler, Esq.
Skadden, Arps, Slate, Meagher &             Milberg Weiss Bershad Hynes &
Flom LLP                                    Lerach LLP
Four Times Square                           One Pennsylvania Plaza
New York, New York 10036                    New York, NY 10019
(212) 735-3000                              (212) 594-5300

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The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.
================================================================================

                                     GENERAL

Item 1.  GENERAL INFORMATION.

         (a) Globix Corporation (the "Corporation") is a corporation.

         (b) The Corporation is organized under the laws of the State of Delaware. The mailing address for the applicant is c/o Globix Corporation, 139 Centre Street, New York, New York 10013.

Item 2.  SECURITIES ACT EXEMPTION APPLICABLE.

         The Corporation intends to commence a solicitation (the "Solicitation") of acceptances of a proposed joint prepackaged reorganization plan of the Corporation, (the "Plan") pursuant to which the Corporation intends to issue its 11% Senior Secured Notes due 2008 (the "New Notes") under Title 11 of the United States Code (the "Bankruptcy Code"). If sufficient votes for acceptance of the Plan are received, the Corporation expects to commence Chapter 11 Cases to promptly seek confirmation of the Plan by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The New Notes will be issued under an indenture (the "Indenture") which is the subject of this application. A copy of the Disclosure Statement relating to the Plan (which includes the Plan as Exhibit A thereto) is attached hereto as Exhibit T3E.

         Under the Plan, on the date on which the Corporation consummates the Plan (the "Effective Date"), or as soon as practicable thereafter, the holders of Allowed Class 4 Claims (as defined in the Plan), consisting of claims held by holders of the Corporation's outstanding 12.5% Senior Notes due 2010 (the "Old Notes"), shall receive New Notes in partial satisfaction of such claims. The New Notes will be due six years after the Effective Date. The Corporation anticipates initially issuing $120,000,000 in New Notes under the Plan and up to an additional $62,168,449 in New Notes as interest payable in kind.

                There has not been, nor is there going to be, any sales of New Notes by the Corporation or by or through an underwriter at or about the same time as the Plan or the offering, exchange and distribution of the New Notes. The Corporation has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for solicitation in connection with any aspect of the Plan.

         The Corporation is relying on Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), to exempt the offering of the New Notes pursuant to the Solicitation and Section 1145(a)(1) of Title 11 of the Bankruptcy Code to exempt the exchange and distribution of the New Notes pursuant to the Plan from the registration requirements of the Securities Act and state securities and "blue sky" laws. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (1) the securities are issued by the debtor (or its successor) under a plan of reorganization; (2) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (3) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Corporation believes that the offer of the New Notes under the Solicitation and the exchange of New Notes for Old Notes under the Plan will satisfy the requirements of Section 3(a)(9) of the Securities Act and Section 1145(a)(1) of the Bankruptcy Code, respectively, and, therefore, such offer and exchange is exempt from the registration requirements referred to above.

                                  AFFILIATIONS

Item 3.  AFFILIATES.

         (a) Set forth below is a list of all direct and indirect subsidiaries of the Corporation (the "Subsidiaries" and each a "Subsidiary"). Unless stated otherwise, each Subsidiary is wholly owned by the Corporation and each Subsidiary will continue its corporate existence unchanged after the Effective Date.

         Subsidiary                                  State of Incorporation or Qualification
         -------------------------------             ---------------------------------------
         NAFT International Ltd.                     New York
         NAFT Computer Service Corp.                 New York
         PFM Communications Inc.                     New York
         Bluestreak Digital, Inc.                    New York
         GameNet Corp.                               New York
         ATC Merger Corp.                            New York
         GRE Consulting, Inc.                        New York
         415 Greenwich GC, LLC                       New York
         415 Greenwich GC Tenant, LLC/(1)/           New York
         415 Greenwich GC MM, LLC                    New York
         Comstar.net, Inc.                           Georgia
         Comstar Telecom & Wireless, Inc./(2)/       Georgia
         Globix Holdings (UK) Limited                United Kingdom
         Globix Limited/(3)/                         United Kingdom
         GLX Leasing Limited/(3)/                    United Kingdom
         Globix Denmark ApS                          Denmark
         Globix (Netherlands) BV/(4)/                Netherlands
         Globix Internet Services GmbH/(4)/          Austria
         Globix SpA/(5)/                             Italy
         Globix GmbH/(4)/                            Germany
         Globix Aktiebolag/(4)/                      Sweden
         Globix Internet S.A./(4)/                   Spain
         Globix SAS/(4)/                             France

--------------------------
               (1) 0.01% owned by the Corporation & 99.99% by Chevron TCI (Chevron TCI is not an affiliate of the Corporation)

               (2)  100% owned by Comstar.net, Inc.

               (3)  100% owned by Globix Holdings (UK) Limited

               (4)  100% owned by Globix Denmark ApS

               (5) 99.99% owned by the Globix Denmark ApS & 0.01 by Robert B. Bell (Robert B. Bell is a director of the Corporation)

         (b) See Item 5 for "Principal Owners of Voting Securities" of the Corporation, some of whom may be deemed to be "affiliates" of the Corporation and the Subsidiaries by virtue of their holdings.

                             MANAGEMENT AND CONTROL

Item 4. DIRECTORS AND EXECUTIVE OFFICERS.

         (a)   CURRENT DIRECTORS AND EXECUTIVE OFFICERS.

             (1) The following table sets forth the names of, and all offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the "TIA"), respectively) of the Corporation. The mailing address for each executive officer and director listed below is c/o Globix Corporation, 139 Centre Street, New York, New York 10013.

Name                               Position
---------------------------------- ----------------------------------------------------------
Marc H. Bell.....................  Chairman of the Board and Director
Peter L. Herzig..................  Chief Executive Officer
Marc Jaffe.......................  Chief Operating Officer
Anthony L. Previte...............  Chief Technology Officer
Brian L. Reach...................  Chief Financial Officer
Lord Anthony St. John............  President of Worldwide Sales and Marketing and Director
William Austin...................  General Counsel and Corporate Secretary
Shawn P. Brosnan.................  Senior Vice President and Corporate Controller
Christopher D. Peckham...........  Senior Vice President, Information Systems
Richard Rose.....................  Senior Vice President, Technology and Application Services
Robert B. Bell...................  Director
Peter Brodsky....................  Director
Martin Fox.......................  Director
Jack D. Furst....................  Director
Sid Paterson.....................  Director
Harshad Shah.....................  Director
Dr. Richard Videbeck.............  Director

         (b) DIRECTORS AND EXECUTIVE OFFICERS AS OF THE EFFECTIVE DATE. The Corporation currently expects that its existing executive officers shall continue to serve in their current capacities after the Effective Date. Upon consummation of the Plan, the initial board of directors of the Corporation shall consist of seven (7) members, which shall include (a) Marc H. Bell, the Corporation's current non-executive Chairman, as non-executive Chairman, (b) one designee of the holders of the Corporation's Series A 7.5% Convertible Preferred Stock (the "Preferred Stock") and five (5) designees of an informal committee of certain holders of Old Notes who collectively hold or manage at least $300 million in principal amount of the Old Notes. The Corporation will identify the individuals proposed to serve as directors of the Corporation in a supplement to the Plan, which will be filed with the Bankruptcy Court on or before the date that is five (5) days prior to the Confirmation Hearing (as defined in the Plan). The mailing address for each executive officer and director of the Corporation is c/o Globix Corporation, 139 Centre Street, New York, New York 10013.


Item 5   PRINCIPAL OWNERS OF VOTING SECURITIES.

         (a) VOTING SECURITIES AS OF THE DATE OF THIS APPLICATION. Presented below is certain information regarding each person owning 10% or more of the voting securities of the Corporation as of December 21, 2001. The information with respect to the holders of the Corporation's voting securities is drawn from information that has been publicly filed with the SEC.

                                                                                                         Percentage
                                                                                                         of Voting
                                                                  Title of Class           Amount        Securities
Name and Complete Mailing Address:                                    Owned                Owned           Owned
-------------------------------------------------------------   ---------------------- ------------- ----------------
Marc H. Bell/(1)/............................................      Common Stock          7,571,635          16.5
       139 Centre Street
       New York, New York 10013
Thomas O. Hicks/(2)/..........................................     Preferred Stock/(3)/  8,617,300          17.1
       200 Crescent Court
       Dallas, Texas 75201
HM4 Globix Qualified Fund, LLC/(2)/...........................     Preferred Stock       7,824,800          15.7
       200 Crescent Court
       Dallas, Texas 75201
HMTF Equity Fund IV (1999), L.P./(2)/.........................     Preferred Stock       7,824,800          15.7
       200 Crescent Court
       Dallas, Texas 75201
HM4/GP (1999) Partners, L.P./(2)/.............................     Preferred Stock       7,880,300          15.8
       200 Crescent Court
       Dallas, Texas 75201
Hicks, Muse GP (1999) Partners IV, L.P./(2)/..................     Preferred Stock       8,200,600          16.4
       200 Crescent Court
       Dallas, Texas 75201
Hicks, Muse (1999) Fund IV, LLC/(2)/..........................     Preferred Stock       8,200,600          16.4
       200 Crescent Court
       Dallas, Texas 75201
Firsthand Capital Management, Inc./(4)/.......................     Common Stock          5,030,234          12.0
       Kevin Michael Landis
       125 South Market
       San Jose, California 95113

--------------------------

          (1) The amount shown for Marc H. Bell includes 3,475,055 shares owned directly, including 2,048,290 shares subject to limitations on transfer and the Corporation's right to repurchase at par value, expiring with respect to 25% of such shares on each of December 27, 2001, 2002, 2003, and 2004 respectively and 4,096,580 stock options to purchase shares exercisable within 60 days.

          (2) The amounts shown for Thomas O. Hicks, HM4 Globix Qualified Fund, LLC, HMTF Equity Fund IV (1999), L.P., HM4/GP (1999) Partners, L.P., Hicks, Muse GP (1999) Partners IV, L.P., and Hicks, Muse
               (1999) Fund IV, LLC are based upon Form 4s filed by those persons and information provided by Hicks, Muse to the registrant. The amounts shown assume conversion to common stock of all Series A 7.5% Convertible Preferred Stock beneficially owned by such entities. The shares shown are subject to shared voting and investment power.

          (3) The Series A 7.5% Convertible Preferred Stock is convertible into common stock at $10.00 per share. References to the number of shares of Series A 7.5% Convertible Preferred Stock owned by any holder thereof indicate the number of shares of Common Stock that the referenced shares of Preferred Stock are convertible into as of December 21, 2001.

          (4) The amount shown for Firsthand Capital Management, Inc. and Kevin Michael Landis are based on a Schedule 13F jointly filed by such persons on September 30, 2001.

        (a) VOTING SECURITIES AS OF THE EFFECTIVE DATE. Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the Corporation's voting securities outstanding as of the Effective Date.

                                                                                                         Percentage
                                                                                                         of Voting
                                                                  Title of Class           Amount        Securities
Name and Complete Mailing Address:                                    Owned                Owned           Owned
-------------------------------------------------------------   ---------------------- ------------- ----------------
Thomas O. Hicks......................................           Common Stock           2,304,400/(1)/        14
         200 Crescent Court
         Dallas, Texas  75201
HM4 Globix Qualified Fund, LLC.......................           Common Stock           2,092,473/(1)/        12.7
         200 Crescent Court
         Dallas, Texas  75201
HMTF Equity Fund IV (1999), L.P......................           Common Stock           2,092,473/(1)/        12.7
         200 Crescent Court
         Dallas, Texas  75201
HM4/GP (1999) Partners, L.P..........................           Common Stock           2,107,315/(1)/        12.8
         200 Crescent Court
         Dallas, Texas  75201
Hicks, Muse GP (1999) Partners IV, L.P...............           Common Stock           2,192,968/(1)/        13.3
         200 Crescent Court
         Dallas, Texas  75201
Hicks, Muse (1999) Fund IV, LLC......................           Common Stock           2,192,968/(1)/        13.3
         200 Crescent Court
         Dallas, Texas  75201

          (1) Amounts shown have been computed based on a conversion ratio applied to the amounts set forth in the preceding table. The shares shown are subject to shared voting and investment power.




                                  UNDERWRITERS

Item 6.  UNDERWRITERS.

     (a) A schedule of the names and addresses of the Persons who acted as underwriters for the Corporation's common stock, par value $.01 per share, within the past three years is attached as Annex A hereto. No other Person acted as an underwriter for the Corporation within the past three years.

     (b) No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

Item 7.  CAPITALIZATION.

     (a) The following table sets forth information with respect to each authorized class of securities of the Corporation as of December 21, 2001:

---------------------------------------------------------------------------------------------------
         TITLE OF CLASS                      AMOUNT AUTHORIZED              AMOUNT OUTSTANDING
---------------------------------------------------------------------------------------------------
Common Stock, par value .01 per share          500,000,000                       41,920,229/(1)/
---------------------------------------------------------------------------------------------------
Series A 7.5% Preferred Stock,                                                    8,617,300/(2)/
par value $.01 per share                         5,000,000
---------------------------------------------------------------------------------------------------
12 1/2% Senior Notes due 2010                $ 600,000,000                    $ 600,000,000
---------------------------------------------------------------------------------------------------

___________________

     (1) Does not include the following: (a) outstanding stock options which are convertible into 13,521,418 shares of common stock at exercise prices ranging from $0.42 to $58.19; and (b) warrants to purchase 194,797 shares of common stock at an exercise price of $3.51.

     (2) References to the number of shares of Series A 7.5% Convertible Preferred Stock owned by any holder thereof indicate the number of shares of Common Stock that the referenced shares of Preferred Stock are convertible into as of December 21, 2001.

               The following table sets forth information with respect to each authorized class of securities of the Corporation as of the Effective Date:

-----------------------------------------------------------------------------------------------------
        TITLE OF CLASS                       AMOUNT AUTHORIZED              AMOUNT OUTSTANDING
-----------------------------------------------------------------------------------------------------
New Common Stock, par value $0.01              500,000,000                       16,460,000
-----------------------------------------------------------------------------------------------------
11% Senior Secured Notes due 2008            $ 182,168,449                    $ 120,000,000
-----------------------------------------------------------------------------------------------------

         (b)   VOTING RIGHTS.

               The current holders of common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders, and a majority vote is required for all action to be taken by stockholders. Cumulative voting of shares is not allowed. Holders of the Corporation's Preferred Stock are entitled to vote their shares on an as converted basis pursuant to a conversion formula contained in the related certificate of designations. No holder of any other securities of the Corporation is entitled to vote on matters submitted to a vote of stockholders. The voting rights of the common stock issued on the Effective Date will be identical to the voting rights of the Corporation's current common stock described in this Item 7(b). Under the Plan, the Corporation's existing common stock and Preferred Stock will be cancelled as of the Effective Date.

                              INDENTURE SECURITIES

Item 8.  ANALYSIS OF INDENTURE PROVISIONS.

               The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.

         (a)   EVENTS OF DEFAULT; WITHHOLDING OF NOTICE

               The "Events of Default" set forth in the Indenture include:

          (1) failure to pay principal of (or premium, if any, on) New Notes when due (whether at Stated Maturity or upon acceleration, optional or mandatory redemption, required repurchase or otherwise);
          (2) failure to pay interest on New Notes when due, and in the case of cash interest, such default continues for a period of 30 days;
          (3) default in the payment of principal and interest on New Notes required to be purchased pursuant to an Offer to Purchase pursuant to Section 1015 or 1016 of the Indenture when due and payable;
          (4) failure to perform or comply with the provisions contained in Article Eight of the Indenture;
          (5) failure to perform any other covenant or agreement of the Corporation or any Subsidiary Guarantor under the Indenture, the New Notes or the Security Documents and such failure continues for 60 days after written notice to the Corporation by the Trustee or to the Corporation and the Trustee by the Holders of at least 25% in aggregate principal amount of outstanding New Notes;
          (6) (i) any default by the Corporation or any Restricted Subsidiary in the payment of the principal, premium, if any, or interest has occurred with respect to amounts in excess of $10.0 million under any agreement, indenture or instrument evidencing Debt when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived and, if not already matured at its final maturity in accordance with its terms, the holders of such Debt shall have the right to accelerate such Debt, or (ii) any event of default as defined in any agreement, indenture or instrument of the Corporation or any Restricted Subsidiary evidencing Debt in excess of $10.0 million shall have occurred and the Debt thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated;
          (7) the rendering of a final judgment or judgments against the Corporation or any Restricted Subsidiary in an amount in excess of $5.0 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired;
          (8) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Corporation or any Significant Subsidiary in an involuntary case or proceeding under any applicable U.S. Federal or State or other applicable bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Corporation or any Significant Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Corporation or any Significant Subsidiary under any applicable U.S. Federal or State, or other applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Corporation or any Significant Subsidiary or of any substantial part of the property of the Corporation or any Significant Subsidiary, or ordering the winding up or liquidation of the affairs of the Corporation or any Significant Subsidiary, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days;
          (9) the commencement by the Corporation or any Significant Subsidiary of a voluntary case or proceeding under any applicable U.S. Federal or State, or other applicable bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated as bankrupt or insolvent, or the consent by the Corporation or any Significant Subsidiary to the entry of a decree or order for relief in respect of the Corporation or such Significant Subsidiary in an involuntary case or proceeding under any applicable U.S. Federal or State, or other applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against the Corporation or a Significant Subsidiary, or the filing by the Corporation or any Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable U.S. Federal or State, or other applicable law, or the consent by the Corporation or any Significant Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Corporation or any Significant Subsidiary or of substantially all of the property of the Corporation or any Significant Subsidiary, or the making by the Corporation or any Significant Subsidiary of an assignment for the benefit of creditors, or the admission by the Corporation or any Significant Subsidiary in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Corporation or any Significant Subsidiary in furtherance of any such action;
          (10) the Liens created by the Security Documents shall at any time not constitute a valid and perfected Lien on the Collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required in the Indenture or therein) in favor of the Collateral Agent, free and clear of all other Liens (other than Permitted Liens), or, except for expiration in accordance with its terms or amendment, modification, waiver, termination or release in accordance with the terms of the Indenture, any of the Security Documents shall for whatever reason be terminated or cease to be in full force and effect, if in either case, such default continues for 15 days or the enforceability thereof shall be contested by the Corporation or any Subsidiary Guarantor; or
          (11) any Subsidiary Guarantee ceases to be in full force and effect (other than in accordance with the terms of the Indenture and such Subsidiary Guarantee) or a Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guarantee.
     The Indenture provides that the Trustee shall give the holders of New Notes (the "Holders") notice of any default of which it has knowledge as and to the extent provided by the Trust Indenture Act; provided, however, that in the case of any default specified in (5) above, no such notice to Holders shall be given until at least 30 days after the occurrence of such default. Except in the case of an Event of Default in payment of principal of (premium, if any) or interest on any New Note, the Trustee may withhold notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders.
     If an Event of Default (other than an Event of Default specified in (8) or (9) above) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding New Notes may declare the New Notes to be due and payable immediately, by a notice in writing to the Corporation (and to the Trustee if given by Holders), and upon any such declaration the principal, or premium, if any, and any accrued interest on all Outstanding New Notes shall become immediately due and payable. If an Event of Default specified in (8) or (9) above occurs, the principal of and any accrued interest on the New Notes then Outstanding shall ipso facto become immediately due and payable without any declaration or other Act on the part of the Trustee or any Holder. In the event of a declaration of acceleration because an Event of Default set forth in clause (6) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (6) above shall be remedied or cured or waived by the holders of the relevant Indebtedness within 30 days after such event of default; provided that no judgment or decree for the payment of the money due on the New Notes has been obtained by the Trustee as provided in the Indenture.
     Such a declaration of acceleration may be rescinded by holders of a majority in principal amount of the Outstanding New Notes, if all existing Events of Default have been cured or waived and no judgement or decree of payment of money due has been obtained by the Trustee as provided for in the Indenture. Defaults may be waived by the holders of a majority in principal amount of the Outstanding New Notes, upon the conditions provided in the Indenture, except that such holders may not waive a default in payment of principal, premium or interest on the New Notes that has occurred and has not been cured; however, such holders may rescind an acceleration and its consequences that resulted from such acceleration.
     The Indenture provides that the Corporation will file quarterly and annually with the Trustee a statement regarding compliance by the Corporation and all Subsidiary Guarantors with the terms of the Indenture and specifying any defaults of which the signers may have knowledge.
     (b) AUTHENTICATION AND DELIVERY OF THE NEW NOTES UNDER THE INDENTURE AND APPLICATION OF PROCEEDS THEREOF.
     The New Notes to be issued under the Indenture may from time to time be executed on behalf of the Corporation by its proper officers and delivered to the Trustee for authentication and delivery in accordance with the Corporation's order and the Indenture. Each New Note shall be dated the date of its authentication, and no New Note shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence that such New Note has been duly authenticated under the Indenture.
     The Trustee may appoint an authenticating agent reasonably acceptable to the Corporation to authenticate New Notes on behalf of the Trustee. Unless limited by the terms of such appointment, an authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent.
     There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Notes because the New Notes will be issued in partial exchange for Old Notes pursuant to the Plan.

     (c) RELEASE OF ANY NOTE COLLATERAL SUBJECT TO THE LIEN OF THE INDENTURE.

         Collateral may be released from the security interest created by the Security Documents at any time or from time to time, and the Security Documents may be terminated, in accordance with the provisions of the Security Documents. The release of any Collateral from the terms of the Indenture and of the Security Documents or the release of, in whole or in part, the Liens created by the Security Documents, or the termination of the Security Documents, will not be deemed to impair the Lien on the Collateral in contravention of the provisions of the Indenture if and to the extent the Collateral or Liens are released, or the Security Documents are terminated, pursuant to the applicable Security Documents. The Trustee and each of the Holders acknowledge that a release of Collateral or a Lien strictly in accordance with the terms of the Security Documents will not be deemed for any purpose to be an impairment of the Lien on the Collateral in contravention of the terms of the Indenture. To the extent applicable, the Corporation and each obligor on the New Notes shall cause (S) 314(d) of the Trust Indenture Act relating to the release of property or securities from the Lien thereof and of the Security Documents to be complied with. Any certificate or opinion required by (S) 314(d) of the Trust Indenture Act may be made by an officer of the Corporation, except in cases which (S) 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent person.

     (d) SATISFACTION AND DISCHARGE OF THE INDENTURE.

     The Indenture will be discharged and will cease to be of further effect, when:

         (i) either (1) all New Notes theretofore authenticated (other than (i) New Notes which have been destroyed, lost or stolen and which have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Corporation and thereafter repaid to the Corporation or discharged from such trust) have been delivered to the Trustee for cancellation; or (2) all such New Notes not theretofore delivered to the Trustee for cancellation (a) have become due and payable, or (b) will become due and payable within one year, or (c) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the sole expense, of the Corporation, and the Corporation, in the case of
(a), (b) or (c) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount in cash or U.S. Government Securities sufficient to pay and discharge the entire indebtedness on such New Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of New Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be including, without limitation, the payment of all fees and expenses of the Trustee, its agents and counsel;

         (ii) sums payable under the Indenture by the Corporation including, without limitation, the payment of all fees and expenses of the Trustee, its agents and counsel; and

         (iii) the Corporation has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent in the Indenture provided for relating to the satisfaction and discharge of the Indenture have been complied with.

     Any money deposited with the Trustee or any Paying Agent, or then held by the Corporation, in trust for the payment of the principal of (and premium, if any) or interest on any New Note and remaining unclaimed for two years after such principal (and premium, if any) or interest has become due and payable shall be paid to the Corporation on Issuer Request, or (if then held by the Corporation) shall be discharged from such trust; and the Holder of such New Note shall thereafter, as an unsecured general creditor, look only to the Corporation for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money and all liability of the Corporation as Trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Corporation cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Corporation.

     (e) THE EVIDENCE REQUIRED TO BE FURNISHED BY THE OBLIGOR TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITIONS AND THE COVENANTS PROVIDED FOR IN THE INDENTURE.

     The Corporation will deliver to the Trustee, within 90 days after the end of its fiscal year, which initially shall be September 30, and within 60 days after the end of each fiscal quarter (other than the fourth fiscal quarter), of the Corporation ending after the date of the Indenture an Officers' Certificate, stating whether or not to the best knowledge of the signers thereof the Corporation or any Subsidiary Guarantor is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture or the Security Documents, and if the Corporation shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

         The Corporation shall deliver to the Trustee, as soon as possible and in any event within 10 days after the Corporation becomes aware of the occurrence of a Default or an Event of Default, an Officers' Certificate setting forth the details of such Event of Default or default, and the action which the Corporation proposes to take with respect thereto.

         The Corporation shall deliver to the Trustee within 90 days after the end of each fiscal year a written statement by the Corporation's independent public accountants stating (A) that their audit examination has included a review of the terms of the Indenture and the New Notes as they relate to accounting matters, and (B) whether, in connection with their audit examination, any event which, with notice or the lapse of time or both, would constitute an Event of Default under Section 1008 and Section 1011 of the Indenture has come to their attention and, if such a default has come to their attention, specifying the nature and period of the existence thereof.

         Upon any application or request by the Corporation to the Trustee to take any action under the Indenture, the Corporation is required to furnish to the Trustee an Officer's Certificate or an Opinion of Counsel as may be required under the Trust Indenture Act to the effect that all conditions precedent and covenants, if any provided for in the Indenture relating to the proposed actions have been satisfied.

Item 9.  OTHER OBLIGORS.

         The Corporation's obligations with respect to the New Notes will be guaranteed by each Subsidiary Guarantor. A schedule of names and addresses of the Subsidiary Guarantors is attached as Annex B hereto.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         (a)   Pages number 1 to 13, consecutively.

         (b) The statement of eligibility and qualification on Form T-1 of HSBC Bank USA, as Trustee under the indenture to be qualified (filed herewith as Exhibit 25.1).

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A-1  Certificate of Incorporation of the Corporation, as in effect on the date of filing hereof (filed as Exhibit 3.1 to the Corporation's Quarterly Report on Form 10-Q filed on May 15, 2000, File No. 0-25615, and incorporated by reference herein).

Exhibit T3A-2  Form of Amended and Restated Certificate of Incorporation of the
               Corporation to become effective as of the Effective Date (filed herewith).

Exhibit T3B-1  Bylaws of the Corporation, as in effect on the date of filing hereof and as anticipated to be in effect as of the Effective Date (filed as Exhibit 3.2 to the Corporation's Annual Report on Form 10-K filed on December 29, 2000, File No. 0-25615, and incorporated by reference herein).

Exhibit T3B-2  Amended and Restated Bylaws of the Corporation to become effective as of the Effective Date (filed herewith).

Exhibit T3C    Form of Indenture, to be dated as of the Effective Date, among the Corporation and HSBC Bank USA, as Trustee in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D    Not applicable.

Exhibit T3E    Disclosure Statement of the Corporation Pursuant to Section 1125
               of the Bankruptcy Code(including the Plan which is Exhibit A thereto) (filed herewith).

Exhibit T3F    A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).

Exhibit 25.1 Form T-1 qualifying HSBC Bank USA, as Trustee under the Indenture to be qualified (filed herewith).

                                   SIGNATURES

                  Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Globix Corporation a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York and State of New York, on January 14, 2002.

(SEAL)                                            Globix Corporation

Attest: /s/  William Austin                       By: /s/ Brian Reach
        ---------------------------                   --------------------------
        Name: William Austin                          Name: Brian Reach
        Title: General Counsel and Secretary          Title: Chief Financial
                                                             Officer

                                                      Annex A

 Schedule of Underwriters for the Corporation's Common Stock Within the past
                                  Three Years

Set forth below is a list of underwriters used by the Corporation in its March 1999 Common Stock offering. For companies who have been acquired or who have changed their name, the stated address is for the successor company.

Donaldson, Lufkin & Jenrette                 Bear, Stearns & Co. Inc.                Lehman Brothers Inc.
----------------------------                 ------------------------                --------------------
  Securities Corporation /(1)/               383 Madison Avenue                      101 Hudson Street
  ----------------------                     New York, New York 10179                Jersey City, New Jersey 07302
11 Madison Avenue
New York, New York 10010

BancBoston Robertson Stephens Inc./(2)/      BT Alex. Brown Incorporated/(3)/        Morgan Stanley & Co.
----------------------------------           ---------------------------             --------------------
555 California Street                        280 Park Avenue                           Incorporated
Suite 2600                                   3/rd/ Floor                               ------------
San Francisco, California 94104              New York, New York 10017                1585 Broadway
                                                                                     New York, New York 10036

Salomon Smith Barney Inc.                    Arnhold & S. Bleichroeder, Inc.         George K. Baum & Company
-------------------------                    -------------------------------         ------------------------
388 Greenwich Street                         1345 Avenue of the Americas             14 Wall Street
New York, New York 10003                     New York, New York 10105                New York, NY 31820-1005

Brean Murray & Co., Inc.                     EVEREN Securities Inc./(4)/             Fahnestock & Co., Inc.
------------------------                     ----------------------                  ----------------------
570 Lexington Avenue                          1525 West WT Harris Blvd.              125 Broad Street
11/th/ Floor                                 Charlotte, NC 28288                     15/th/ Floor
New York, New York 10022                                                             New York, New York 10004

FAC/EQUITIES/(5)/                            First Union Capital Markets Corp.       Friedman, Billings, Ramsey
------------                                 ---------------------------------       --------------------------
1 Penn Plaza                                 301 South College Street                   International Ltd.
42/nd/ Floor                                 #NC0600                                    ------------------
New York, New York 10019                     Charlotte, NC 28288-0600                330 Madison Avenue
                                                                                     New York, New York 10017

Gaines, Berland Inc./(6)/                    Gruntal & Co., L.L.C.                   Kaufman Bros, L.P.
--------------------                         ---------------------                   ------------------
1055 Stewart Avenue                          One Liberty Plaza                       800 Third Avenue
Bethpage, New York 11714                     New York, New York 10006                25/th/ Floor
                                                                                     New York, New York 10022

Pennsylvania Merchant Group/(7)/             Sands Brothers & Co., Ltd.              Southeast Research Partners,
---------------------------                  --------------------------              ----------------------------
4 Falls Corporate Center                     90 Park Avenue                             Inc./(8)/
6/th/ Floor                                  New York, New York 10010                   ----
West Conshohocken, PA 19428                                                          2101 Corporate Boulevard
                                                                                     Suite 402
                                                                                     Boca Raton, Florida 33431

C.E. Unterberg, Towbin                       Wit Capital Corporation/(9)/
----------------------                       -----------------------
350 Madison Avenue                           1700 East Putnam Avenue
New York, New York 10017                     Old Greenwich, CT 06870


/(1)/ The successor company for Donaldson, Lufkin & Jenrette Securities Corporation is Credit Suisse First Boston.

/(2)/ The successor company for BancBoston Robertson Stephens Inc. is Robertson Stephens.

/(3)/ The successor company for BT Alex Brown Incorporated is Deutsche Bank Alex Brown.

/(4)/ The successor company for EVEREN Securities Inc. is First Union.

/(5)/ The successor company for FAC/EQUITIES is First Albany.

/(6)/ The successor company for Gaines, Berland Inc. is Ladenburg Capital Management.

/(7)/ The successor company for Pennsylvania Merchant Group is Investec PMG Capital.

/(8)/ The successor company for Southeast Research Partners, Inc. is Ryan Beck & Co.

/(9)/ The successor company for Wit Capital Corporation is SoundView Technology.

                                                                         Annex B

                        Schedule of Subsidiary Guarantors

Set forth below is a list of all the Subsidiary Guarantors for the New Notes Indenture. The mailing address for each Subsidiary Guarantor is c/o Globix Corporation, 139 Centre Street, New York, N.Y. 10013.

Subsidiary Guarantor
--------------------
Bluestreak Digital, Inc.

GameNet Corporation

NAFT Computer Service Corporation

NAFT International Ltd.

PFM Communications, Inc.

GRE Consulting, Inc.

415 Greenwich GC, LLC

415 Greenwich GC Tenant, LLC

415 Greenwich GC MM, LLC

Comstar.net, Inc.

Comstar Telecom & Wireless, Inc.

                                  EXHIBIT INDEX

 EXHIBIT       DESCRIPTION

 Exhibit T3A-1 Certificate of Incorporation of the Corporation, as in effect on the date of filing hereof (filed as Exhibit 3.1 to the Corporation's Quarterly Report on Form 10-Q filed on May 15, 2000, File No. 0-25615, and incorporated by reference herein) (incorporated herein by reference).

 Exhibit T3A-2 Form of Amended and Restated Certificate of Incorporation of the
               Corporation to become effective as of the Effective Date
               (filed herewith).

 Exhibit T3B-1 Bylaws of the Corporation, as in effect on the date of filing hereof and as anticipated to be in effect as of the Effective Date (filed as Exhibit 3.2 to the Corporation's Annual Report on Form 10-K filed on December 29, 2000, File No. 0-25615, and incorporated by reference herein) (incorporated herein by reference).

 Exhibit T3B-2 Amended and Restated Bylaws of the Corporation to become effective as of the Effective Date (filed herewith).

 Exhibit T3C   Form of Indenture, to be dated as of the Effective Date, among the Corporation and HSBC Bank USA, as Trustee in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

 Exhibit T3D   Not applicable.

 Exhibit T3E   Disclosure Statement and Exhibits of the Corporation Pursuant
               to Section 1125 of the Bankruptcy Code (including the Plan which is Exhibit A thereto)(filed herewith).

 Exhibit T3F   A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).

 Exhibit 25.1 Form T-1 qualifying HSBC Bank USA, as Trustee under the Indenture to be qualified (filed herewith).